Exhibit 99.5   Press Release


PRESS RELEASE
July 20, 1999                   For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer
                                North Central Bancshares, Inc.
                                825 Central Avenue  PO Box 1237
                                Fort Dodge, Iowa 50501
                                515-576-7531

                   NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                         SECOND QUARTER 1999 EARNINGS

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $1,074,000, or diluted earnings per share of $0.38, for the second quarter of 1999, compared to $1,116,000, or diluted earnings per share of $0.35, for the second quarter of 1998. The Company earned $2,132,000, or diluted earnings per share of $0.75, for the six months ended June 30, 1999, compared to $2,222,000, or diluted earnings per share of $0.69, for the six months ended June 30, 1998.

As of the close of business on January 30, 1998, the Bank completed the acquisition of Valley Financial Corp. pursuant to an Agreement and Plan of Merger, dated as of September 18, 1997. The acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, FSB, with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-chartered stock savings bank with three branch offices located in southeastern Iowa, with assets of approximately $110 million. The former offices of Valley Savings are being operated as a division of the Bank.

The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the 1998 operating results of the Company only from the date of acquisition through June 30, 1998. Therefore, the comparison between periods is significantly impacted by this acquisition.

Stockholders of record on June 16, 1999, received a quarterly cash dividend of $0.10 per share on July 6, 1999.

Total assets at June 30, 1999 were $343.6 million as compared to $336.7 million at December 31, 1998. The increase in assets resulted primarily from increases in loans and fixed assets, offset by decreases in cash. Cash decreased $6.2 million, or 39.6%, from $15.6 million at December 31, 1998 to $9.4 million at June 30, 1999. Loans increased by $10.4 million, or 4.1%, from $254.0 million at December 31, 1998 to $264.4 million at June 30, 1999. Fixed assets increased $1.5 million, or 40.3%, from $3.6 million at December 31, 1998 to $5.1 million at June 30, 1999.
                                   - MORE -

Deposits increased $10.1 million, or 4.1%, from $246.7 million at December 31, 1998 to $256.7 million at June 30, 1999. Other borrowed funds increased $1.4 million, or 3.7%, from $38.8 million at December 31, 1998 to $40.3 million at June 30, 1999.

The unaudited pro forma consolidated statement of income, for the six months ended June 30, 1998, presented in this press release is based on the historical financial statements of the Company and Valley Financial and was prepared as if the acquisition had occurred as of the beginning of the period for purposes of the combined consolidated statement of income.

The pro forma financial statement of income is not necessarily indicative of the results of operations that might have occurred had the acquisition taken place at the beginning of the period, or to project the Company's results of operations at any future date or for any future period.

Nonperforming assets were 0.17% of total assets as of June 30, 1999 compared to 0.34% of total assets as of December 31, 1998. The allowance for loan losses was $2.7 million, or 1.01% of total loans, at June 30, 1999, compared to $2.7 million, or 1.03% of total loans, at December 31, 1998.

The net interest spread for the three months ended June 30, 1999 of 2.97% was increased from the net interest spread of 2.85% for the three months ended June 30, 1998. The net interest margin for the three months ended June 30, 1999 of 3.46% was decreased from the net interest margin of 3.51% for the three months ended June 30, 1998. Net interest income for the three months ended June 30, 1999 was $2.8 million, compared to net interest income of $2.8 million for the corresponding period a year ago.

The Bank's provision for loan losses was $30,000 for the three months ended June 30, 1999, compared to pro forma provision for loan losses of $60,000 for the corresponding period a year ago. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $43.7 million at June 30, 1999, compared to $48.2 million at December 31, 1998, the decrease was due primarily to stock repurchases. Book value, or stockholders' equity, per share at June 30, 1999 was $16.46, compared to $16.26 at December 31, 1998. The ratio of stockholders' equity to total assets was 12.7% at June 30, 1999, as compared to 14.3% at December 31, 1998.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share       June 30, 1999     December 31, 1998
data)                                                   -------------     -----------------
Assets
  Cash and cash equivalents                              $    9,438           $   15,637
  Securities available for sale                              50,988               49,883
  Loans (net of allowance of loan loss of $2.7
    million and $2.7 million, respectively)                 264,418              254,032
  Goodwill                                                    6,152                6,388
  Other assets                                               12,618               10,750
                                                         ----------           ----------
 Total Assets                                            $  343,614           $  336,690
                                                         ==========           ==========
Liabilities
  Deposits                                               $  256,747           $  246,690
  Other borrowed funds                                       40,272               38,832
  Other liabilities                                           2,862                2,961
                                                         ----------           ----------
    Total Liabilities                                       299,881              288,483
Stockholders' Equity                                         43,733               48,207
                                                         ----------           ----------
  Total Liabilities and Stockholders' Equity             $  343,614           $  336,690
                                                         ==========           ==========
Stockholders' equity to total assets                          12.73%               14.32%
                                                         ==========           ==========
Book value per share                                     $    16.46           $    16.26
                                                         ==========           ==========
Total shares outstanding                                  2,657,242            2,964,449
                                                         ==========           ==========

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                          For the Three Months         For the Six Months
                                                             Ended June 30,              Ended June 30,
                                                           1999           1998          1999          1998
                                                          -------        -------      --------       -------
Interest income                                            $6,005         $6,050       $11,971       $11,515
Interest expense                                            3,235          3,291         6,434         6,163
                                                           ------         ------       -------       -------
   Net interest income                                      2,769          2,759         5,537         5,352
Provision for loan loss                                        30             60            60           120
                                                           ------         ------       -------       -------
   Net interest income after provision for loan loss        2,739          2,699         5,477         5,232
Noninterest income                                          1,023            973         1,943         1,734
Gain on the sale of securities available for sale              32            --             32            55
Noninterest expense                                         2,157          1,894         4,212         3,529
                                                           ------         ------       -------       -------
   Income before income taxes                               1,637          1,778         3,240         3,492
Income taxes                                                  563            662         1,108         1,270
                                                           ------         ------       -------       -------
   Net income                                              $1,074         $1,116       $ 2,132       $ 2,222
                                                           ======         ======       =======       =======

Basic earnings per share                                   $ 0.39         $ 0.36       $  0.76       $  0.71
                                                           ======         ======       =======       =======
Diluted earnings per share                                 $ 0.38         $ 0.35       $  0.75       $  0.69
                                                           ======         ======       =======       =======

Selected Financial Ratios

                                                              For the Three Months            For the Six Months
                                                                 Ended June 30,                 Ended June 30,
                                                               1999          1998            1999           1998
                                                              ------        ------          ------         ------
Performance ratios:
  Net interest spread                                          2.97%         2.85%           2.94%          2.84%
  Net interest margin                                          3.46%         3.51%           3.48%          3.58%
  Return on average assets                                     1.27%         1.35%           1.27%          1.42%
  Return on average equity                                     9.19%         8.79%           8.95%          8.73%
  Efficiency ratio (noninterest expense divided by the
    sum of net interest income before provision for           56.41%        50.75%          56.07%         49.42%
    loan losses plus noninterest income)


                                                June 30, 1999     March 31, 1999     December 31, 1998
                                               --------------     --------------     -----------------
Asset Quality Ratios:
  Nonaccrual loans to total net loans               0.10%              0.11%                0.38%
  Nonperforming assets to total assets              0.17%              0.17%                0.34%
  Allowance for loan losses as a percent
     of total loans receivable                      1.01%              1.05%                1.03%

Condensed Consolidated Statements of Income

                                                            For the Six Months
                                                              Ended June 30,
                                                           Actual      ProForma*
                                                            1999         1998
                                                          --------     ---------
Interest income                                            $11,971      $12,137
Interest expense                                             6,434        6,614
                                                           -------      -------
   Net interest income                                       5,537        5,523
Provision for loan loss                                         60          120
                                                           -------      -------
   Net interest income after provision for loan loss         5,477        5,403
Noninterest income                                           1,943        1,788
Gain on the sale of securities available for sale               32           55
Noninterest expense                                          4,212        3,935
                                                           -------      -------
   Income before income taxes                                3,240        3,311
Income taxes                                                 1,109        1,229
                                                           -------      -------
   Net income                                              $ 2,132      $ 2,082
                                                           =======      =======

*See explanatory note below.

Selected Financial Ratios

                                                             For the Six Months
                                                               Ended June 30,
                                                             Actual     ProForma*
                                                              1999        1998
                                                            --------    ---------
Performance ratios:
  Net interest spread                                         2.94%        2.83%
  Net interest margin                                         3.48%        3.50%
  Return on average assets                                    1.27%        1.25%
  Return on average equity                                    8.95%        8.18%
  Efficiency ratio (noninterest expense divided by the
    sum of net interest income before provision for
    loan losses plus noninterest income)                     56.07%       53.42%

*See explanatory note below.

*Pro Forma Consolidated Condensed Statement of Income (Unaudited)

The above unaudited pro forma consolidated statement of income presented is based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statements of income for the six months ended June 30, 1998 was prepared as if the acquisition had occurred as of the beginning of the respective period for purposes of the combined consolidated statements of income.

The pro forma statement of income is not necessarily indicative of the results of operations that might have occurred had the acquisition taken place at the beginning of the period, or to project the Company's results of operations at any future date or for any future period.